Exhibit 99.1

Millar Western Forest Products Ltd.

Financial Statements
December 31, 2009

PricewaterhouseCoopers LLP Chartered Accountants TD Tower 10088 102 Avenue NW, Suite 1501 Edmonton, Alberta Canada, T5J 3N5 Telephone: +1 780 441 6700 Facsimile: +1 780 441 6776

March 2, 2010

Auditors’ Report

To the Shareholder of
Millar Western Forest Products Ltd.

We have audited the balance sheets of Millar Western Forest Products Ltd. as at December 31, 2009 and 2008, and the statements of operations and comprehensive (loss) earnings, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009, in accordance with Canadian generally accepted accounting principles.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Millar Western Forest Products Ltd.
Balance Sheet
As at December 31

(expressed in thousands of Canadian dollars)

	2009	2008
	$	$

Assets

Current assets
Cash and cash equivalents	61,186	46,411
Accounts and other receivables	32,098	56,876
Inventories (note 3)	53,943	66,291
Prepaid expenses	4,748	10,959
Income taxes recoverable	-	21
Future income taxes (note 16)	1,596	1,247

	153,571	181,805

Property, plant and equipment (note 4)	117,692	130,163

Intangibles and other assets (note 5)	64,875	70,508

	336,138	382,476

Liabilities

Current liabilities
Accounts payable and accrued liabilities	40,620	40,013
Current portion of long-term debt (note 8)	784	702

	41,404	40,715

Long-term debt (note 8)	215,155	247,669

Other obligations (note 9)	5,317	5,324

Future income taxes (note 16)	4,498	11,521

	266,374	305,229

Shareholder’s Equity

Share capital (note 10)	-	-

Retained earnings	69,764	77,247

	69,764	77,247

	336,138	382,476

The accompanying notes are an integral part of the financial statements.

Approved by the Board of Directors

Millar Western Forest Products Ltd.
Statement of Retained Earnings
For the years ended December 31

(expressed in thousands of Canadian dollars)

	2009	2008	2007
	$	$	$

Balance – Beginning of year	77,247	105,578	89,031

Transition adjustment on adoption of new accounting standards (note 2(a))	-	(6,811)	-

Net (loss) earnings for the year	(7,483)	(21,520)	16,547

Balance – End of year	69,764	77,247	105,578

The accompanying notes are an integral part of the financial statements.

Millar Western Forest Products Ltd.
Statement of Operations and Comprehensive (Loss) Earnings
For the years ended December 31

(expressed in thousands of Canadian dollars)

	2009	2008	2007
	$	$	$

Revenue	255,010	329,562	327,198

Cost and expenses
Cost of products sold	186,636	223,450	229,500
Freight and other distribution costs	53,391	69,774	67,446
Depreciation and amortization	21,011	21,763	21,051
General and administration	12,329	13,040	12,862

	273,367	328,027	330,859

Operating (loss) earnings	(18,357)	1,535	(3,661)

Financing expenses – net (note 11)	(18,097)	(18,210)	(16,510)

Unrealized exchange gain (loss) on long-term debt	31,730	(43,073)	33,079

Other (expenses) income (note 14)	(10,156)	33,083	(3,487)

(Loss) earnings before income taxes	(14,880)	(26,665)	9,421

Income taxes (recovery) (note 16)	(7,397)	(5,145)	(7,126)

Net (loss) earnings and comprehensive (loss) earnings for the year	(7,483)	(21,520)	16,547

The accompanying notes are an integral part of the financial statements.

Millar Western Forest Products Ltd.
Statement of Cash Flows
For the years ended December 31

(in thousands of dollars)

	2009	2008	2007
	$	$	$

Cash (used in) provided from

Operating activities
Net (loss) earnings for the year	(7,483)	(21,520)	16,547
Items not affecting cash
Depreciation and amortization	21,011	21,763	21,051
Future income taxes (recovery)	(7,372)	(5,036)	(2,059)
Amortization of deferred financing costs	-	-	679
Unrealized exchange (gain) loss on long-term debt	(31,730)	43,073	(33,079)
Insurance proceeds for Fox Creek mill (note 13)	-	(30,929)	-
Unrealized loss (gain) on derivative contracts	2,587	(2,870)	(52)
Reforestation expense	6,178	4,158	6,740
Loss on disposal of property, plant and equipment	1,785	4,606	-
Gain on sale of power purchase rights (note 5)	-	-	(2,354)
Inventory valuation	(1,611)	(4,090)	2,259
Other	(41)	(666)	(107)

	(16,676)	8,489	9,625
Reforestation expenditures	(4,770)	(4,083)	(6,759)

	(21,446)	4,406	2,866
Changes in non-cash working capital (note 22)	15,395	14,358	(17,600)

	(6,051)	18,764	(14,734)

Investing activities
Business acquisition (note 12)	-	-	(21,810)
Additions to property, plant and equipment	(3,586)	(2,325)	(8,919)
Proceeds on disposal of property, plant and equipment	119	1,244	334
Insurance proceeds for Fox Creek Mill (note 13)	25,929	5,000	-
(Increase) decrease in other assets	(934)	356	(435)

	21,528	4,275	(30,830)

Financing activities
Increase on long-term debt	-	-	5,080
Repayments of long-term debt	(702)	(629)	(474)

	(702)	(629)	4,606

Increase (decrease) in cash and cash equivalents	14,775	22,410	(40,958)

Cash and cash equivalents – beginning of year	46,411	24,001	64,959

Cash and cash equivalents – end of year	61,186	46,411	24,001

Cash and cash equivalents are composed of
Cash on deposit	57,458	6,007	22,037
Short-term investments	3,728	40,404	1,964

	61,186	46,411	24,001

Supplementary cash-flow information (note 22)

The accompanying notes are an integral part of the financial statements.

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2009

(Tabular amounts expressed in thousand of Canadian dollars)

1	Nature of operations and significant accounting policies

Nature of operations

The Company is an integrated wood products company producing lumber and pulp. The lumber segment consists of sawmill operations, that produce and market dimension lumber. The pulp segment consists of a pulp operation that manufactures and markets a number of different grades of pulp. Inter-segment transfers of logs and chips are recorded at transfer prices intended to approximate fair market value. Results of operations are presented net of these transfers.

Basis of presentation and summary of significant accounting policies

The financial statements are expressed in Canadian dollars and have been prepared by management in accordance with accounting principles generally accepted in Canada. Because the precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates and approximations that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Significant areas requiring estimates are inventory valuation, asset retirement obligations and impairment of long-lived assets. Actual results could differ from these estimates.

The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

	a)	Cash and cash equivalents

Cash and cash equivalents are defined as cash on hand, less cheques issued at year-end that have not been processed by the Company’s financial institution, and include money-market instruments with maturity dates of less than three months from the date they are acquired.

	b)	Inventories

Pulp, lumber and log inventories are recorded at the lower of cost and net realizable value. Net realizable value represents the estimated selling price for inventories in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Operating and maintenance supplies are recorded at average cost.

Cost of products sold, as presented in the statements of operations, includes all inventories expensed in the period, as well as changes in inventory valuation provisions.

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2009

(Tabular amounts expressed in thousand of Canadian dollars)

c)	Property, plant and equipment

Property, plant and equipment are recorded at original cost less accumulated amortization. Expenditures for additions and improvements are capitalized. Expenditures for maintenance and repairs are charged to earnings. Upon property, plant and equipment retirement, disposal or destruction, its cost and related amortization are removed from the accounts, with any gain or loss reflected in earnings.

Amortization of the cost is calculated using the straight-line method, over the useful life of various assets as described below. Amortization is not calculated on assets under construction until the assets are placed into use.

The estimated useful lives of the various assets are as follows:

Buildings – Sawmill	20 years
Buildings – Pulp mill	40 years
Process equipment - Sawmill	15 years
Process equipment - Pulp mill	25 years
Mobile equipment	5–8 years
Furniture, office and computer equipment	5–10 years
Roads	10 years

d)	Intangible assets

Intangible assets are recognized at cost and measured subsequently at cost less accumulated amortization. The Company’s intangible assets consist of timber rights for fixed-quota volumes, Forest Management Agreement (“FMA”) costs, power purchase rights and computer software.

Timber rights for fixed-quota volumes are recorded at cost and are amortized on the basis of the volume of timber harvested in a period not exceeding the 20 years determined by the related agreements.

FMA costs include the cost of the initial acquisition of the FMA and costs related to the development and submission of detailed forest management plans (“DFMP”) required under the agreement. The initial acquisition cost is amortized on a straight-line basis over the 20-year term of the agreement, while costs related to each DFMP are amortized over 10 years, the expected useful life of the plan.

Power purchase rights are recorded at cost and amortized on a straight-line basis over the term of the underlying agreements.

Computer software costs are recorded at cost and amortized on a straight-line basis over five years.

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2009

(Tabular amounts expressed in thousand of Canadian dollars)

e)	Impairment of long-lived assets

In the event that facts or changes in circumstances indicate that the carrying value of the Company’s long- lived assets, which include property, plant and equipment, timber rights, FMA costs, software and power purchase rights, may be impaired, the Company performs a recoverability evaluation. If the evaluation indicates that the carrying amount of the asset is not recoverable from the undiscounted cash flows, then an impairment loss, if any, is recognized for the excess of the carrying amount of the asset over its fair value.

f)	Asset retirement obligations

The Company records the estimated fair value of a liability for asset retirement obligations in the period a reasonable estimate of fair value can be made. The fair value is added to the carrying amount of the associated asset and amortized over its useful life. The liability is accreted over time through periodic charges to earnings and is reduced by actual costs of settlement.

The Company harvests timber under various timber rights and the FMA. Estimated future reforestation obligations are accrued and charged to log inventories at the time the timber is harvested, based on the estimated fair value of the future obligation. The reforestation obligation is reviewed periodically, and changes to estimates are recorded to inventory and earnings.

g)	Revenue recognition

Revenue is derived from the sale of products and is recognized when goods are shipped, title has passed to the customer, amounts are known and collection is reasonably assured. Revenue received in advance of shipment is deferred and recognized when goods are shipped and title has passed to the customer.

h)	Interest capitalization

Interest is capitalized on specific borrowings required to finance the construction of property, plant and equipment.

i)	Research and development costs

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred, unless technical and market viability of a development project have been established and costs are deferred (see note 2(b)). No development costs have been deferred to date.

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2009

(Tabular amounts expressed in thousand of Canadian dollars)

j)	Income taxes

The Company follows the asset-and-liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax liabilities or assets are measured using substantively enacted rates anticipated to apply in the periods in which the differences are expected to reverse. The effect of a change in tax rates on future income tax liabilities and assets is recognized in earnings in the period in which the change occurs. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

k)	Foreign currency translation

The Company has no operations outside of Canada; however, the Company does have a significant exposure to foreign-currency exchange-rate movements as a result of its long-term debt and export sales being denominated in U.S. dollars.

Foreign currency transactions are translated into Canadian dollars by applying exchange rates in effect at the transaction date. At each reporting period end, monetary assets and liabilities denominated in foreign currencies are converted to Canadian dollars at rates of exchange prevailing on that date. Gains and losses from translation are included in earnings.

l)	Financial instruments

Financial assets

The Company classifies its financial assets in the following categories: at fair value through earnings, loans and receivables, and available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

Financial assets at fair value through earnings are financial assets held for trading, and include cash and cash equivalents and derivative instruments. Financial assets at fair value through earnings are carried at fair value, with changes in fair value recorded in other income.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, and include accounts and notes receivable. Loans and receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective-interest method, less provision for impairment. A provision for impairment is established when there is objective evidence that the Company will not be able to collect all amounts due, according to the original terms of the instrument.

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2009

(Tabular amounts expressed in thousand of Canadian dollars)

Financial liabilities

Accounts payable are recognized initially at fair value and subsequently measured at amortized cost using the effective-interest method. Borrowings are recognized initially at fair value, and transaction costs are expensed. Borrowings are subsequently stated at amortized cost; any difference between the proceeds and the redemption value is recognized in earnings over the period of the borrowings using the effective- interest method. Borrowings are classified as current liabilities, unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Derivative financial instruments

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at fair value. The Company does not enter into speculative contracts and does not apply hedge accounting; therefore, unrealized gains and losses on derivatives are recorded in earnings at each period end.

The Company enters into forward-exchange contracts to hedge a portion of its expected foreign-currency- denominated revenue over periods of up to 12 months into the future. From time to time, the Company also enters into forward-sales contracts for pulp or lumber in order to minimize the impact of market volatility on its product sales. The Company also enters into forward-purchase contracts for natural gas in order to reduce the impact of market volatility on its gas purchases. These contracts are classified as derivative instruments and measured at fair value.

The Company has reviewed all significant contractual agreements and determined that there are no material embedded derivatives that must be separated from the host contract and recorded at fair value.

Details of the Company’s classification of financial instruments are provided in note 19.

m)	Employee benefit plans

The Company has defined-contribution plans providing pension benefits to most of its employees. Effective January 1, 2000, the Company established a supplementary defined-benefit pension plan for certain key employees. The Company accrues its obligations under the defined-benefit plan and the related costs, net of plan assets. The cost of pensions under this plan is determined using the projected- benefit method, prorated on service and management’s best estimates of expected plan investment performance, salary increases and retirement ages of employees in the plan. The discount rate used to determine the interest cost on the accrued benefit obligation is a market rate based on the yield of high- quality debt instruments at the beginning of the year. Past service costs from plan initiation are amortized on a straight-line basis over the average remaining service period of plan members. The expected return on plan assets is based on the fair value of plan assets. Cumulative actuarial gains and losses in excess of 10% of the greater of the accrued benefit obligation and the market value of the plan assets are amortized over the expected average remaining service period of active plan members, which is 13 years.

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2009

(Tabular amounts expressed in thousand of Canadian dollars)

2	Changes in accounting policies

	a)	New standards adopted in 2008

On January 1, 2008, the Company adopted the following new standards from the Canadian Institute of Chartered Accountants (CICA) Handbook.

Comprehensive Income and Equity

CICA Handbook Section 1530 establishes standards for reporting and presenting comprehensive earnings, which is defined as the change in equity from transactions and other events from non-owner sources. It includes items that would not normally be included in net earnings, such as:

i)	changes in the fair value of hedging instruments; and

ii)	unrealized gains or losses on available-for-sale investments.

The CICA also made changes to Handbook Section 3250, Surplus, and reissued it as Section 3251, Equity. The changes in how to report and disclose equity and changes in equity are consistent with the new requirements of Section 1530, Comprehensive Income.

Management has determined that it has no items of other comprehensive income; therefore, these standards had no impact on the Company’s results of operations or financial position.

Financial Instruments – Recognition and Measurement

CICA Handbook Section 3855 provides guidance on when financial assets, financial liabilities or derivatives are to be recognized on the balance sheet of the Company and on what basis these assets, liabilities and derivatives should be measured. Under the new standard, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available- for-sale financial assets, and other liabilities. The standard is applied retrospectively, without restatement of prior periods.

The Company classifies its cash and cash equivalents as held-for-trading and measures them at fair value. Accounts receivable are classified as loans and receivables and are measured at amortized cost. Accounts payable and accrued charges, long-term debt and interest payable are classified as other liabilities, all of which are measured at amortized cost.

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2009

(Tabular amounts expressed in thousand of Canadian dollars)

The standard requires derivative instruments to be recorded as either assets or liabilities measured at their fair value. Certain derivatives embedded in other contracts must also be separated and measured at fair value. In accordance with the transitional provisions of the standard, the Company has reviewed all significant contractual agreements entered into after January 1, 2008, and determined that there are no material embedded derivatives that must be separated from the host contract.

At the date of adoption, the Company’s classification of financial assets and liabilities did not result in any material changes from amounts previously reported. The Company’s policies are included in note 1(1); however, as permitted by the standards, the Company has elected to expense transaction costs on borrowings. As a result, on January 1, 2008, other assets were reduced by $4.0 million, future tax liabilities were reduced by $1.0 million, and opening retained earnings were reduced by $3.0 million.

Financial Instruments – Disclosures and Presentation

CICA Handbook Section 3862 requires entities to provide disclosures in their financial statements that enable users to evaluate (i) the significance of financial instruments for their financial position and performance and (ii) the nature and extent of risk exposures arising from financial instruments at the balance sheet date and how those risks are managed. Section 3863 establishes standards for the presentation of financial instruments and non-financial derivatives. It addresses the classification of financial instruments, from the perspective of the issuer, between liabilities and equity; related interest, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. As a result of adopting these new sections, the Company has expanded its financial instruments and financial risk factors disclosures (note 19). The adoption of these new standards did not have any effect on the Company's financial position, results of operations or cash flows.

Capital Disclosures

CICA Handbook Section 1535 establishes new disclosure requirements concerning capital, such as the need to provide qualitative information about the Company's objectives, policies and processes for managing capital; quantitative data about what it regards as capital; whether it has complied with any externally imposed capital requirements; and, if not, the consequences of such non-compliance. The Company has disclosed details about its capital management in note 20.

Inventories

CICA Handbook Section 3031 introduces changes to the measurement and disclosure of inventory. The measurement changes include the elimination of the last-in, first-out method; a requirement to measure inventories at the lower of cost and net realizable value; a requirement that the allocation of overhead be based on normal capacity; a requirement to use the specific-cost method for inventories that are not ordinarily interchangeable and for goods and services produced for specific purposes; a requirement for an entity to use a consistent cost formula for inventory of a similar nature and use; and a requirement for the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. Disclosure requirements have also been enhanced requiring inventory policies, carrying amounts, amounts recognized as an expense, write-downs and the reversal of write-downs to be disclosed.

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2009

(Tabular amounts expressed in thousand of Canadian dollars)

On January 1, 2008, the Company adopted this standard on a retrospective basis. In implementing this standard, the Company revised its methodology for the determination of net realizable value for log inventories, which resulted in a reduced carrying amount for this inventory of $4.7 million. In addition, the Company reclassified major spare parts in the amount of $1.5 million, net of accumulated depreciation of $0.3 million from maintenance-supply inventories to process equipment. As a result of the combined impact of these changes, inventories decreased by $6.5 million; property, plant and equipment increased by $1.5 million; retained earnings decreased by $3.8 million; and future income tax liabilities decreased by $1.3 million. During 2008, an additional $0.08 million of depreciation related to the reclassification of spare parts was expensed.

Hedges

CICA Handbook Section 3865 requires that, in a fair-value hedge, hedging derivatives must be carried at fair value, with changes in fair value recognized in the statement of earnings. The changes in the fair value of the hedged items attributable to the hedged risk must also be recorded in earnings by way of a corresponding adjustment of the carrying amount of the hedged items recognized in the balance sheet. In a cash-flow hedge, the changes in fair value of derivative financial instruments must be recorded in other comprehensive income. These amounts are reclassified to the statement of earnings in the periods in which results are affected by the cash flows of the hedged item. Similarly, any hedge ineffectiveness must be recorded in the statement of earnings. At the date of adoption, January 1, 2008, the Company has elected not to follow hedge accounting for any of its hedging relationships; thus, there is no impact from adopting this standard.

b)	New standards adopted in 2009

On January 1, 2009, the Company adopted the following standard from the CICA Handbook.

Goodwill and Intangible Assets

CICA Handbook Section 3064 introduces changes to the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The recognition changes include the following criteria:

i)	An intangible asset should be recognized if, and only if, the cost of the assets can be measured reliably.

ii)	No intangible assets arising from research should be recognized. Expenditure on research should be recognized as an expense when it is incurred.

iii)

An intangible asset arising from the development of an internal project should be recognized if, and only if, an entity can demonstrate its ability to measure reliably the expenditure attributable to the intangible asset during its development.

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2009

(Tabular amounts expressed in thousand of Canadian dollars)

The measurement change includes the following criteria:

i)	An intangible asset should be measured initially at cost.

ii)

Expenditure on an intangible item should be recognized as an expense when it is incurred, unless it forms part of the cost of an intangible asset that meets the recognition criteria. Pre-production and/or start-up costs are recognized as an expense.

On the date of adoption, January 1, 2009, the Company’s recognition and measurement of intangible assets did not result in any material changes. However, the Company reclassified $1.7 million of assets, primarily related to capitalized software costs, from property, plant and equipment to intangible and other assets. Comparative amounts have been reclassified to conform with this presentation.

Financial Instruments Disclosures

CICA Handbook Section 3862 Financial Instruments – Disclosures, has been amended to enhance the disclosure requirements regarding fair value measurements and the liquidity risk of financial instruments. These amendments enhance disclosures about inputs to fair value measurement, including their classification within a hierarchy of priority. The prioritization is based on the lowest-level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are:

Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and,

Level 3 – inputs that are not based on observable market data.

The amendments are effective for the Company’s fiscal year ending December 31, 2009.

c)	Recent accounting pronouncements not yet adopted

International Financial Reporting Standards

In February 2008, the CICA announced that Canadian generally accepted accounting principles for publicly accountable enterprises will be replaced by International Financial Reporting Standards (IFRS) for fiscal years beginning on or after January 1, 2011. The Company is currently in the process of converting to IFRS and cannot yet determine the impact of the conversion on its financial statements.

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2009

(Tabular amounts expressed in thousand of Canadian dollars)

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

In January 2009, the CICA issued Sections 1582, Business Combinations; 1601, Consolidated Financial Statements, and 1602, Non-Controlling Interests, which superseded Sections 1581, Business Combinations and 1600, Consolidated Financial Statements. The new sections replaced existing guidance on business combinations and consolidated financial statements to harmonize Canadian accounting practices with IFRS. These sections will be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

3	Inventories

	2009	2008
	$	$

Logs	17,493	17,675
Pulp	12,156	22,500
Lumber	11,292	12,226
Operating and maintenance supplies	13,002	13,890

	53,943	66,291

Total log-and-finished-products inventory includes a valuation provision of $2.9 million (2008 – $4.5 million, before considering the January 1, 2008, increase in provision of $4.7 million).

4	Property, plant and equipment

			2009

		Accumulated
	Cost	depreciation	Net
	$	$	$

Lumber mills
Buildings	29,809	13,633	16,176
Process equipment	96,143	53,902	42,241
Mobile equipment	11,110	7,097	4,013
Furniture, office and computer equipment	3,059	2,713	346
Pulp mill
Buildings	22,610	13,066	9,544
Process equipment	180,676	141,393	39,283
Land	2,002	-	2,002
Roads	7,448	5,661	1,787
Capital projects in progress	2,300	-	2,300

	355,157	237,465	117,692

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2009

(Tabular amounts expressed in thousand of Canadian dollars)

			2008

		Accumulated
	Cost	depreciation	Net
	$	$	$

Lumber mills
Buildings	27,637	11,776	15,861
Process equipment	98,925	50,200	48,725
Mobile equipment	11,266	7,221	4,045
Furniture, office and computer equipment	10,191	9,780	411
Pulp mill
Buildings	22,261	12,442	9,819
Process equipment	192,571	145,577	46,994
Land	2,152	-	2,152
Roads	5,607	3,715	1,892
Capital projects in progress	264	-	264

	370,874	240,711	130,163

5	Intangibles and other assets

			2009

		Accumulated
	Cost	amortization	Net
	$	$	$

Timber rights	12,066	2,073	9,993
FMA	6,784	3,301	3,483
Computer software	9,490	9,226	264
Power purchase rights	67,783	20,033	47,750

	96,123	34,633	61,490
Notes receivable (note 6)			2,643
Other			742

			64,875

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2009

(Tabular amounts expressed in thousand of Canadian dollars)

			2008

		Accumulated
	Cost	amortization	Net
	$	$	$

Timber rights	19,098	8,573	10,525
FMA	9,247	5,211	4,036
Computer software	7,756	6,059	1,697
Power purchase rights	67,783	15,693	52,090

	103,884	35,536	68,348
Notes receivable			256
Other			1,904

			70,508

Amortization of timber rights costs for the year was $0.5 million (2008 – $0.7 million; 2007 – $0.7 million).

Amortization of FMA costs for the year was $0.6 million (2008 – $0.5 million; 2007 – $0.5 million).

Amortization of power purchase rights costs for the year was $4.3 million (2008 – $4.3 million; 2007 – $4.3 million).

Amortization of computer software costs for the year was $1.5 million (2008 – $1.6 million, 2007 – $1.8 million).

Power purchase rights

In 2001, the Company entered into agreements to acquire the rights to a portion of the electricity generated from two power plants in Alberta. These agreements gave the Company the entitlement and obligation to purchase, at largely predetermined prices, approximately 80 megawatts of electricity. The Company sells the electricity purchased under these agreements at prevailing market prices. At the same time, the Company purchases electricity for its operations at prevailing market prices.

Effective May 1, 2006, the Company sold its interest in one of the agreements and concurrently acquired a greater interest in the remaining agreement. These transactions were accounted for as a sale and purchase, respectively, to reflect their commercial substance, resulting in a gain of $32.7 million, an increase in long-term debt of $15.6 million and an increase in other assets of $46.9 million. As a result of the transactions, the Company has the right to purchase approximately 80 megawatts of electricity to December 31, 2020.

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2009

(Tabular amounts expressed in thousand of Canadian dollars)

6	Notes receivable

In June 2009, unsecured loans were issued for $2.4 million ($US 2.2 million) to select officers of the Company. Such loans are repayable on demand and bear interest at an annual rate of 5%.

7	Revolving credit facility

On August 13, 2009, the Company and its lender agreed to extend the $50 million revolving credit facility to May 31, 2011. The credit facility was undrawn at December 31, 2009, and December 31, 2008. The facility is subject to a borrowing formula based upon the levels of inventory and accounts receivable. The amount available at December 31, 2009, under the facility was $47.4 million (2008 – $50.0 million), of which $3.5 million (2008 – $2.2 million) was committed to letters of credit. The interest rate on this facility is floating and may, at the Company’s option, be based upon the Bank Prime Rate, U.S. Base Rate, or LIBOR. Collateral for the facility is a first charge on all accounts receivable and domestic inventory of the Company.

8	Long-term debt

	2009	2008
	$	$

Unsecured senior notes – US$190,000	199,690	231,420
Power purchase rights loan #1	13,745	14,339
Power purchase rights loan #2	2,504	2,612

	215,939	248,371
Less: Current portion	784	702

	215,155	247,669

Principal repayments required are as follows:

$

2010	784
2011	876
2012	978
2013	200,782
2014	1,220
Thereafter	11,299

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2009

(Tabular amounts expressed in thousand of Canadian dollars)

In 2003, the Company issued approximately $250 million (US$190 million) of unsecured senior notes due November 15, 2013, that bear interest at a rate of 7.75%, payable semi-annually on May 15 and November 15 of each year. The notes are unsecured obligations of the Company and rank equally and rateably with all existing and future unsecured indebtedness of the Company.

The indenture governing the unsecured senior notes contains restrictions on the ability of the Company to incur additional indebtedness, pay dividends or distributions, make investments, issue or repurchase share capital, create liens, or engage in sale and leaseback transactions, mergers, consolidations and sales of assets and transactions with affiliates.

In 2006, the Company was provided with a $15.6 million loan to acquire additional power purchase rights as described in note 5. The loan is repayable in equal monthly payments of $0.2 million, including principal and interest, from May 31, 2006, to December 31, 2020. Interest is accrued on the loan at an effective annual rate of 12%.

In 2007, the Company was provided with a further $5.1 million loan in connection with the sale of power purchase rights that took place in 2006. The loan is non-interest bearing and is repayable in equal annual payments of $0.4 million from February 23, 2008, to December 31, 2020. The loan has been recorded at fair value using an effective annual interest rate of 9.75%, resulting in a reduction in the carrying value of the debt from $5.1 million to $2.7 million. The fair value adjustment of $2.4 million was recorded in 2007 as an additional gain on sale.

Collateral for both of the power purchase rights loans consists of a first charge on the additional interest acquired and an obligation to provide a letter of credit to the lender if the net present value of the Company’s power purchase rights falls below a predetermined level. As at December 31, 2009, a letter of credit was not required.

9	Other obligations

	2009	2008
	$	$

Reforestation obligations
Balance – Beginning of year	10,922	11,946
Accrual for the year	4,779	3,059
Expenditures during the year	(4,770)	(4,083)

Balance – End of year	10,931	10,922
Less: Current portion, included in accrued liabilities	6,733	6,728

	4,198	4,194
Long-term incentive plan and other obligations	1,119	1,130

	5,317	5,324

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2009

(Tabular amounts expressed in thousand of Canadian dollars)

10	Share capital

Authorized
Unlimited number of common shares

Issued and fully paid

	2009	2008
	$	$

15,000,001 common shares	-	-

11	Financing expenses – net

	2009	2008	2007
	$	$	$

Interest expense on long-term debt	17,886	18,637	16,933
Other interest and bank charges	745	852	751
Amortization of deferred financing costs	-	-	679
Interest income	(534)	(1,279)	(1,853)

	18,097	18,210	16,510

12	Business acquisition

On July 31, 2007, the Company purchased the net operating assets of Mostowich Lumber Ltd., a privately- owned company located in Fox Creek, Alberta, for cash consideration of $21.8 million. The assets purchased included log inventory, buildings, lumber manufacturing equipment, mobile equipment and coniferous timber quotas. The results of the Fox Creek operations have been included in the financial statements since that date and are reflected in the lumber operating segment (refer to note 13).

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

$

Log inventory	2,762
Property, plant and equipment	11,567
Timber rights	8,264

Total assets acquired	22,593
Reforestation obligation	(783)

Net assets acquired	21,810

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2009

(Tabular amounts expressed in thousand of Canadian dollars)

13	Insurance proceeds for Fox Creek mill

On August 29, 2008, the Company’s Fox Creek wood products operation suffered a fire that extensively damaged the sawmill, rendering it permanently inoperable. The facility was insured at replacement cost. On February 17, 2009, the Company and the insurer agreed to a replacement cost value of up to $38.5 million, assuming the sawmill is rebuilt, and an actual cash value of the loss of $30.9 million, assuming the sawmill is not rebuilt. At December 31, 2008, the Company had received an advance of $5.0 million related to the claim. The $30.9 million was recorded in other income to offset the sawmill’s net book value of $5.8 million, which was written off in September 2008. The Company received the remaining $25.9 million in 2009. The Company has not yet made a final decision on rebuilding the facility. The net insurance proceeds, after deducting income taxes and other expenses, will be used by the Company to purchase replacement assets, including current assets, and for capital expenditures.

14	Other income (expenses)

	2009	2008	2007
	$	$	$

Loss on disposal of property, plant and equipment	(1,785)	(4,606)	(118)
Other exchange (loss) gain	(8,612)	7,693	(5,738)
Fox Creek insurance claim (note 13)	(205)	30,929	-
Gain on sale of power purchase rights (notes 5 and 8)	-	-	2,354
Other	446	(933)	15

	(10,156)	33,083	(3,487)

15	Production and workforce reductions

In response to market conditions, management curtailed production at its facilities, effective February 2009. The production curtailments led to the temporary layoff of 50 employees and the termination of 88 employees, which resulted in a one-time severance cost of $1.3 million paid in March 2009. Responding to subsequent changes in market conditions, the pulp mill resumed previous production levels in April 2009 and production was partially restored at the sawmills in May.

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2009

(Tabular amounts expressed in thousand of Canadian dollars)

16	Income taxes

The following analysis describes the difference between the effective tax rate reflected in the provision for income taxes and the statutory rates applicable to the Company.

	2009	2008	2007
	$	$	$

(Loss) earnings before income taxes	(14,880)	(26,665)	9,421

Income taxes (recovery) based on combined federal and provincial income tax rates of 36% (2008 – 36.5%; 2007 – 39.5%)	(5,357)	(9,733)	3,685

Increase (decrease) resulting from

Manufacturing and processing deduction of 7%	1,042	1,867	(659)
Non-taxable portion of unrealized (gain) loss on debt	(4,601)	6,353	(5,312)
Non-taxable portion of capital gains	(54)	(3,781)	-
Non-taxable income and other items	406	(550)	68
Benefit of non-capital loss carried back at higher rate	-	-	(1,365)
Impact of enacted rates	1,167	699	(3,543)

Income taxes (recovery)	(7,397)	(5,145)	(7,126)

Current income taxes (recovery)	(25)	(109)	(5,067)
Future income taxes (recovery)	(7,372)	(5,036)	(2,059)

Income taxes (recovery)	(7,397)	(5,145)	(7,126)

At December 31, 2009, the Company had approximately $53.7 million of federal and $53.2 million of provincial non-capital losses available to reduce future years’ income for tax purposes, subject to confirmation by taxation authorities. The losses for both jurisdictions commence expiry in the December 31, 2027, taxation year.

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2009

(Tabular amounts expressed in thousand of Canadian dollars)

Significant components of the Company’s future income tax assets and liabilities are as follows:

	2009	2008
	$	$

Future income tax assets
Reforestation costs	2,646	2,295
Research and development expenditures	451	406
Non-capital loss available for carry forward	13,367	4,605
Investment tax credits	397	274
Other accrued liabilities	150	120

	17,011	7,700

Future income tax liabilities
Property, plant and equipment	(12,190)	(13,311)
Unrealized foreign-exchange gain on debt	(6,272)	(2,306)
Long-term debt	(1,404)	(1,677)
Other	(47)	(680)

	(19,913)	(17,974)

Net future income tax liability	(2,902)	(10,274)

As reported on the balance sheet
Future income tax assets	1,596	1,247
Future income tax liabilities	(4,498)	(11,521)

Net future income tax liabilities	(2,902)	(10,274)

17	Employee benefit plans

Defined-contribution plans

The total expense for the Company’s defined-contribution plans is as follows:

	2009	2008	2007
	$	$	$

Plans providing pension benefits	2,028	3,044	2,870

Defined-benefit pension plan

On January 1, 2000, the Company established a supplementary defined-benefit pension plan for certain key employees. Contributions by the Company are made in accordance with independent actuarial valuations. The effective date for the latest actuarial valuation was December 31, 2008.

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2009

(Tabular amounts expressed in thousand of Canadian dollars)

Information regarding this plan is as follows:

	2009	2008
	$	$

Change in benefit obligation
Obligation – beginning of year	2,471	3,137
Actuarial loss (gain)	606	(783)
Current service cost	50	76
Benefits paid	(131)	(131)
Interest cost	180	172

Obligation – End of year	3,176	2,471

Change in plan assets at fair value
Plan assets – beginning of year	2,348	2,339
Employer contributions	526	319
Actual return on plan assets	136	(179)
Benefits paid	(131)	(131)

Plan assets – End of year	2,879	2,348

Reconciliation of funds status
Plan deficit	(297)	(123)
Unamortized past service costs	323	389
Unamortized actuarial loss	716	185

Net plan asset	742	451

Components of pension expense
Current service costs	50	76
Interest costs	180	172
Expected return on plan assets	(61)	(73)
Amortization of actuarial loss	-	34
Amortization of past service costs	66	66

Net expense	235	275

	%	%

Plan assets by asset category
Equity securities	25	20
Debt securities	23	24
Other	52	56

Total	100	100

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2009

(Tabular amounts expressed in thousand of Canadian dollars)

The significant actuarial assumptions used are as follows:

	2009	2008
	%	%

To determine benefit obligation at end of year
Discount rate	6.2	7.5
Rate of compensation increase	4.0	3.4
Expected long-term rate of return on plan assets	2.5	3.0

18	Related-party transactions

The Company enters into transactions with Millar Western Industries Ltd. (“Industries”), its parent company, which are recorded at the exchange amounts. Management is unable to determine whether the transacted amounts noted below are different from amounts that would have been recorded on similar transactions with unrelated parties.

a)	The Company earned revenue from Industries as follows:

	2009	2008	2007
	$	$	$

Administration fees	272	279	255

Included in accounts receivable relating to these transactions	31	30	36

b)	The Company incurred costs charged by Industries as follows:

	2009	2008	2007
	$	$	$

Chemical purchases and other services	2,648	2,599	2,559

Included in accounts payable relating to these transactions	341	141	381

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2009

(Tabular amounts expressed in thousand of Canadian dollars)

19	Financial instruments and financial risk factors

a)	Carrying and fair value of financial instruments by category

					2009
			Other
	Held for	Loans &	financial	Carrying
	trading	receivables	liabilities	value	Fair value
	$	$	$	$	$

Financial assets
Cash and short-term investments	61,186	-	-	61,186	61,186

Accounts receivable
Trade and other	14	30,988	-	31,002	31,002
Derivatives	133	-	-	133	133

	147	30,988	-	31,135	31,135

Other assets	-	2,643	-	2,643	2,643

	61,333	33,631	-	94,964	94,964

Financial liabilities
Accounts payable and accrued liabilities
Trade and other	-	-	32,872	32,872	32,872
Derivatives	-	-	-	-	-
Long-term debt	-	-	215,939	215,939	162,292

	-	-	248,811	248,811	195,164

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2009

(Tabular amounts expressed in thousand of Canadian dollars)

					2008
			Other
	Held for	Loans &	financial	Carrying
	trading	receivables	liabilities	value	Fair value
	$	$	$	$	$

Financial assets
Cash and short-term investments	46,411	-	-	46,411	46,411

Accounts receivable
Trade and other	14	54,316	-	54,330	54,330
Derivatives	2,720	-	-	2,720	2,720

	2,734	54,316	-	57,050	57,050

Other assets	-	256	-	256	256

	49,145	54,572	-	103,717	103,717

Financial liabilities
Accounts payable and accrued liabilities
Trade and other	-	-	35,557	35,557	35,557
Derivatives	-	-	-	-	-
Long-term debt	-	-	248,371	248,371	135,927

	-	-	283,928	283,928	171,484

The estimated fair value of financial instruments is based on relevant market prices and information available at the period end.

The fair value of short-term financial assets and liabilities, which includes cash and cash equivalents, accounts and other receivables, accounts payable and accrued liabilities, approximates their carrying value due to the short-term nature of these financial assets and liabilities.

The fair value of the senior notes included in long-term debt at December 31, 2009, is estimated to be US$138.7 million (2008 – US$98.8 million) based upon the most recent bid price. The fair value of the power purchase rights loans at December 31, 2009, is estimated to be $16.5 million based on a market interest rate assumption of 10.62% .

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2009

(Tabular amounts expressed in thousand of Canadian dollars)

The fair value of derivative instruments, which include foreign exchange contracts, and forward contracts for lumber, pulp and natural gas, is estimated by using market prices that the Company would pay or receive to settle the related arrangements as defined as level 2.

b)	Financial risk management

The Company’s activities expose it to a variety of financial risks: market risk, foreign-currency risk, interest-rate risk, liquidity risk and credit risk. The Company’s risk-management strategy focuses on the unpredictability of financial and commodity markets and seeks to reduce related potential adverse effects on the Company’s financial performance.

Significant risks are regularly monitored and actions taken, as needed, in accordance with the Company’s risk-management policies. In addition, as required, these risks are reviewed with the Company’s Board of Directors. The Company’s methods for managing financial risks, outlined below, remain unchanged in the year ended December 31, 2009.

c)	Market risk

From time to time, the Company enters into forward contracts for both lumber and pulp to reduce commodity-price risk. The Company does not enter into such agreements for speculative trading purposes. These contracts are generally settled financially but may, at the Company’s discretion, be settled by physical delivery of the finished product. Realized gains or losses on the contracts are included in revenue at time of settlement or delivery. Contracts outstanding at the end of the period are recorded at their fair value, and any unrealized gains or losses are included in other income (expenses). At December 31, 2009, the Company had $4.5 million in U.S.-dollar-denominated forward commodity contracts outstanding with an unrealized gain of $0.1 million. In 2009 we had a gain on commodity contracts of $3.1 million (2008 – gain of $4.0 million).

d)	Foreign-currency risk

A foreign-currency risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the Company’s functional currency. The Company is exposed to foreign-currency risk arising primarily with respect to U.S.-dollar-denominated sales and long-term debt.

A significant portion of the Company’s sales, approximately 77% of its 2009 revenue (2008 – 77%), are denominated in U.S. currency, and at December 31, 2009, the Company had $20.7 million (2008 – $19.3 million) in U.S.-dollar-denominated accounts receivable. Consequently, the Company is exposed to foreign-currency-exchange risk as changes in foreign currency rates affect the future cash flows of accounts receivable.

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2009

(Tabular amounts expressed in thousand of Canadian dollars)

The impact on earnings of fluctuations in currency rates is somewhat offset by the corresponding fluctuations in interest payments, substantially all of which are denominated in U.S. dollars. To further reduce the impact on earnings of fluctuations in currency rates, the Company may enter into forward- exchange contracts to sell U.S. dollars but does not hold or issue foreign-currency financial instruments for speculative purposes. At December 31, 2009, the Company had no (2008 – $52.0 million) outstanding forward-exchange contracts (2008 average contract rate – $1.2703) and therefore had no unrealized gain or loss on forward-exchange contracts in 2009 (2008 – $2.7 million) recorded in other income.

The Company is exposed to a foreign-currency risk on the maturity of its US$190 million long-term debt; it has not entered into any financial instruments to mitigate this risk.

e)	Interest-rate risk

The interest rates on the Company’s long-term debt are fixed; consequently, the Company is exposed to fair-value changes on long-term debt when the market rate of interest changes. The interest rate on the Company’s revolving credit facility does fluctuate with the market; however, there is no balance drawn at December 31, 2009. The Company does not currently use any derivative instruments to manage its exposure to changes in market interest rates.

f)	Credit risk

Credit risk is the risk that customers or counterparties to certain financial contracts will fail to pay amounts due or perform their obligations under a contract. The Company is exposed to credit risk, primarily through its accounts receivable. The Company manages this risk through the establishment of credit policies and limits that are applied in the selection of counterparties and through ongoing management review of all receivable balances past due, with the objective of identifying at an early stage matters that could potentially delay the collection of funds. To mitigate the risk associated with customer or counterparty failure to meet obligations, the Company insures most trade receivables to 90% of the value of the invoice. This insurance coverage represents 90% of the outstanding balances at December 31, 2009. The remaining balance is predominantly represented by receivables with fibre-supply trading partners for whom the Company held outstanding payables in similar amounts. The maximum exposure to credit risk for receivables at the reporting date was $32.1 million. The Company and the insurer work in concert to regularly review the creditworthiness of existing and future customers and ensure credit limits are commensurate with credit risk. All new trade customers must be insurable under the terms of the policy.

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2009

(Tabular amounts expressed in thousand of Canadian dollars)

The concentration of credit risk of accounts receivable is limited, as accounts receivable are widely distributed among customers and geographic locations.

	2009	2008
As at	$	$

Current	23,988	25,572
30-60 days	11	436
61-90 days	2	10
91-120 days	2	(158)
Greater than 120 days	-	-

Total trade receivables	24,003	25,860
Insurance proceeds	446	25,929
Other receivables	13,113	10,672
Allowance for doubtful accounts	(5,464)	(5,585)

Total accounts receivable	32,098	56,876

During 2009, the Company made no allowances for bad debts (2008 – $1.0 million; 2007 – $0.03 million).

The Company has unsecured demand notes receivable (note 6) with select officers of the Company.

g)	Liquidity risk

Liquidity risk arises from the possibility that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by forecasting cash flows to identify potential financing requirements, and by maintaining access to additional financing in the form of a working- capital-supported revolving credit facility in the amount of $50 million, which is due May 31, 2011. This credit facility requires the Company to meet certain covenants. The Company was in compliance with these covenants at December 31, 2009.

The following are contractual cash-flow maturities (including interest) of financial liabilities:

	<1 year	1-2 years	3-5 years	>5 years	Total
	$	$	$	$	$

Long-term debt	18,035	36,071	220,285	15,720	290,111
Accounts payable and accrued liabilities	40,620	-	-	-	40,620

	58,655	36,071	220,285	15,720	330,731

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2009

(Tabular amounts expressed in thousand of Canadian dollars)

20	Capital management

The Company is privately owned and, accordingly, management defines capital as cash and shareholder’s equity, with the source of its capital generated from operations. It is the Company’s objective to manage its capital to ensure adequate resources exist to support operations while maintaining business growth. The Company’s financial results are primarily influenced by the prevailing market prices for pulp and lumber and the relative value of the Canadian and U.S. dollars; therefore, it manages and adjusts its capital structure as needed, in light of the economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new debt to replace existing debt with different characteristics.

The Company does not have any externally imposed capital requirements.

21	Segmented information

The Company’s operations are located in Canada. The Company’s reportable segments are strategic business units that manufacture and sell different products. The business units are managed separately, as each business requires different manufacturing technology and marketing strategies. The Company has three reportable segments: lumber, pulp and corporate and other. The lumber segment manufactures dimension lumber for sale primarily in Canada, the United States and Asia. The pulp segment manufactures bleached chemi-thermo- mechanical pulp for sale to papermakers worldwide. Included in corporate and other are the combined results from the Company’s management and marketing services, and unallocated corporate and other expenses.

The accounting policies applied to the reporting segments are as described in note 1. The Company evaluates the performance of each segment based upon operating earnings. The Company does not allocate financing expenses, other income or expense, or income taxes to its business segments. The Company accounts for inter- segment revenue and transfers as if the transfers were to third parties at current market prices.

Product segment

			Lumber
	2009	2008	2007
	$	$	$
Revenue	86,976	131,502	119,905
Cost of products sold	83,387	115,489	113,429
Freight and other distribution costs	10,828	18,477	15,864
Depreciation and amortization	9,264	9,746	9,045
	103,479	143,712	138,338
Operating loss	(16,503)	(12,210)	(18,433)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2009

(Tabular amounts expressed in thousand of Canadian dollars)

			Pulp
	2009	2008	2007
	$	$	$
Revenue	167,762	197,781	205,205
Cost of products sold	103,220	107,947	115,958
Freight and other distribution costs	42,563	51,297	51,582
Depreciation and amortization	10,214	10,309	10,209
	155,997	169,553	177,749
Operating earnings	11,765	28,228	27,456

			Corporate and other
	2009	2008	2007
	$	$	$
Revenue	272	279	2,088
Cost of products sold	29	14	113
General and administration	12,329	13,040	12,862
Depreciation and amortization	1,533	1,708	1,797
	13,891	14,762	14,772
Operating loss	(13,619)	(14,483)	(12,684)

			Total
	2009	2008	2007
	$	$	$
Revenue	255,010	329,562	327,198
Cost of products sold and administration	198,965	236,490	242,362
Freight and other distribution costs	53,391	69,774	67,446
Depreciation and amortization	21,011	21,763	21,051
	273,367	328,027	330,859
Operating (loss) earnings	(18,357)	1,535	(3,661)

Cost of products sold for the lumber segment is net of chip transfers to the pulp segment of $4.8 million (2008 – $5.9 million; 2007 – $5.9 million).

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2009

(Tabular amounts expressed in thousand of Canadian dollars)

Expenditures on property, plant and equipment

	2009	2008	2007
	$	$	$

Lumber	2,858	1,303	6,981
Pulp	584	594	954
Corporate and other	144	428	984

	3,586	2,325	8,919

Identifiable assets

	2009	2008
	$	$

Lumber	127,845	143,513
Pulp	138,564	161,174
Corporate and other	69,729	77,789

	336,138	382,476

The Company’s assets are all located in Canada. Revenue is attributed to geographic locations based on shipping destination as follows:

Geographic sales revenue

	2009	2008	2007
	$	$	$

Canada	58,253	73,531	72,879
United States	48,710	79,536	70,533
Europe	28,489	43,732	65,156
Asia	106,283	108,284	98,242
Other	13,275	24,479	20,388

	255,010	329,562	327,198

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2009

(Tabular amounts expressed in thousand of Canadian dollars)

22	Supplementary cash-flow information

Changes in non-cash working capital

	2009	2008	2007
	$	$	$

Accounts receivable	(1,151)	(2,002)	1,520
Inventories	13,959	7,707	(933)
Prepaid expenses	4,815	3,876	(4,917)
Accounts payable and accrued liabilities	(2,249)	(568)	(3,035)
Income taxes	21	5,345	(10,235)

	15,395	14,358	(17,600)

Supplementary disclosures

	2009	2008	2007
	$	$	$

Interest paid	18,208	18,235	17,025

Income taxes (refunded) paid	(46)	(5,454)	5,081

23	Reconciliation of financial statements from Canadian GAAP to United States GAAP

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These principles conform in all material respects with those in the United States (“U.S. GAAP”) except as noted below.

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2009

(Tabular amounts expressed in thousand of Canadian dollars)

a)	Net earnings, comprehensive income (loss) and shareholder’s equity

The following summary sets out the material adjustments to the Company’s reported earnings, comprehensive income (loss) and shareholder’s equity that would be made in order to conform to U.S. GAAP:

	2009	2008	2007
	$	$	$
			(Restated –
			Note (d))

Net earnings (loss)
Net (loss) earnings for the year under Canadian GAAP	(7,483)	(21,520)	16,547
Amortization of debt issue costs (note c)	(509)	(509)	-
Adjustment to log inventories (note d)	-	-	(3,505)

Net earnings (loss) for the year under U.S. GAAP	(7,992)	(22,029)	13,042

Comprehensive income (loss)
Net (loss) earnings for the year under U.S. GAAP	(7,992)	(22,029)	13,042
Change in pension funding (note b)	(349)	473	-

Comprehensive (loss) income for the year under U.S. GAAP	(8,341)	(21,556)	13,042

Accumulated other comprehensive (loss) – beginning of year	(431)	(904)	-
Underfunded pension liability (note b)	-	-	(904)
Change in pension funding (note b)	(349)	473	-

Accumulated other comprehensive loss – End of year	(780)	(431)	(904)

Shareholder’s equity
Shareholder’s equity under Canadian GAAP	69,763	77,247	105,578
Accumulated other comprehensive (loss) for U.S. GAAP	(779)	(431)	(904)
Net effect of deferred debt issue costs	1,994	2,516	-
Adjustment to log inventories (d)	-	-	(3,505)

Shareholder’s equity under U.S. GAAP – End of year	70,978	79,332	101,169

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2009

(Tabular amounts expressed in thousand of Canadian dollars)

b)	Pension funding status

The Company adopted FAS 158, Employers’ Accounting for Defined Pension and Other Postretirement Plans, effective December 31, 2007. FAS 158 requires an employer to recognize the overfunded or underfunded status of a defined-benefit post-retirement plan, or OPEB, as an asset or liability and to recognize changes in the funded status in the period in which they occur through comprehensive income. On adoption of FAS 158, adjustments were recorded at December 31, 2007, that resulted in an increase in other obligations of $1.2 million for the underfunded status of the defined-benefit plan, a decrease in future tax liability of $0.3 million and an increase on accumulated other comprehensive loss of $0.9 million.

For the year ended 2009, the change in pension funding had an impact in other comprehensive income of $0.5 million (2008 – increase of $0.6 million), net of taxes of $0.2 million (2008 – $0.2 million).

c)	Transaction costs on borrowings

The Company adopted Section 3855, Financial Instruments Recognition and Measurement for Canadian GAAP, effective January 1, 2008. As a result of adopting this new section, the Company elected to expense transaction costs on borrowing; as a result, on January 1, 2008, other assets were reduced by $4.0 million, future tax liabilities were reduced by $1.0 million, and opening retained earnings were reduced by $3.0 million, reflecting retrospective treatment.

Under U.S. GAAP, transaction costs on borrowings should continue to be deferred and amortized over the contractual life of the debt instrument. Accordingly, for U.S. GAAP, there would be an additional amortization charge to operations of $0.7 million (2008 – $0.7 million), net of taxes of $0.2 million (2008 – $0.2 million), resulting in an increase to U.S. GAAP retained earnings of $2.0 million at December 31, 2009 (2008 – $2.5 million).

d)	Change in accounting for log inventories

On January 1, 2008, the Company adjusted its method for determining the net realizable value of log inventories for Canadian GAAP, as described in note 2(a). This resulted in an additional valuation provision for log inventories, measured on December 31, 2007, balances, but applied to opening retained earnings in 2008. However, for U.S. GAAP purposes, this $4.7 million adjustment should have been reflected in the December 31, 2007, inventories balance, and therefore earnings and shareholder’s equity should have been reduced by $3.5 million (net of income taxes). Subsequent to January 1, 2008, the method for determination of net realizable value is the same for both Canadian and U.S. GAAP.

24	Comparative figures

Certain 2008 and 2007 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2009.